Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

*         *         *

The following is a translation of a Spanish presentation delivered to the press today by GAS Natural SDG, S.A. In case of discrepancies, the Spanish version will prevail.

7 April 2006 Press conference

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United
States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a preliminary prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be
issued in exchange for Endesa ordinary shares held by holders located in the United States and for Endesa ADSs held by holders wherever located. At the appropriate time, Gas Natural will file a Statement on Schedule TO with the SEC. Holders of Endesa ADSs and U.S. holders of Endesa ordinary shares are urged to read the registration statement, the preliminary U.S. prospectus and the related exchange offer materials, the final U.S. prospectus and Statement on Schedule TO
(when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and security holders may obtain free copies of the registration statement, the preliminary U.S. prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Gas Natural or its duly designated agent.
This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that Gas Natural expects to send to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. The Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas
Natural ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time that the registration statement becomes effective. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and
Regulation (EC) No. 809/2004.
These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:
• management strategies;
• synergies and cost savings;
• integration of the businesses;
• market position;
• expected gas and electricity mix and volume increases;
• planned asset disposals and capital expenditures;
• net debt levels and EBITDA and earnings per share growth;
• dividend policy; and
• timing and benefits of the offer and the combined company.
These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-
looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses;
obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.
Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.
These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.
This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.
Disclaimer and Important Legal Information

Agenda
1. Strategic rationale for the transaction
2. Summary of the tender offer for
Endesa
3. Benefits for consumers and the
general interest
4. Considerations regarding the
European electricity market

Strategic rationale for the transaction

The main European energy groups (except
the Spanish ones) have adopted a gas and
power integration strategy
Acquisition of Ruhrgas E.ON
Suez
RWE
Enel
Acquisition of Distrigas and Fluxis
Acquisition of Transgas and DEA
Acquisition of Camuzzi and Colombo Gas
GDF
Merger with Suez
Dong
Acquisition of Elsam, Energi E2, Nesa,
Copenhagen Energy and Frederiksberg Elnet

A transforming transaction to accelerate
profitable growth
Global leading integrated Spanish gas and electricity company, with strong energy management capabilities
Complementary, high-quality assets
in fast growing markets
Client-focused multinational leader
with over 30 million customer accounts

42
34
33
32
31
23
20
10
0
10
20
30
40
Creation of a Spanish leader in the energy
sector
Electricity and gas in Spain¹
No.1
No.1
Electricity and gas in LatAm
No.3
Global customer connections²
No.4
Global LNG supply
Global utilities –
ranking by customer connections (millions)²
Notes:
1          By combined customer connections, after asset disposals
2          After asset disposals. Listed companies only. Presented on consolidated basis, including gas and electricity customers. EdF is a majority state owned company
Combined market positions
RWE
(Germany)
Enel
(Italy)
E.ON
(Germany)
GAS NATURAL
+ Endesa
(Spain)
Suez + GdF
(France)
Endesa
(Spain)
GAS NATURAL
(Spain)
EdF
(France)

LatAm
• Gas and electricity
distribution and
supply
• Electricity generation
Puerto Rico
• Electricity generation
• Regasification plant
Source: Endesa 2005 Annual report and Gas Natural. After assets disposals
Italy
• Gas distribution and
supply
• Electricity generation
Spain
• Gas and electricity
distribution and supply
• Electricity generation
Portugal
• Electricity generation
Morocco
• Electricity generation
• Gas infrastructure
Algeria
• Gas infrastructure
and projects
An energy leader in high-growth markets
Contracts/Fleet
• Gas/LNG
contracts
• LNG fleet

Combined management of clients and networks
More flexible and competitive gas procurement
More balanced and competitive generation portfolio
Attractive business mix and investment profile
Gas and electricity convergence
Sizeable synergies
An attractive Spanish project from a strategic,
industrial and financial perspective

Positive financial impact
Notes:
1 Company estimates based on IBES EPS projections of €1.87 (2006), €1.92 (2007), €2.32 (2008) and a long-term growth rate of 6.8% for Endesa. Based on IBES EPS projections of €1.61 (2006), €1.75 (2007), €2.12 (2008) and a long term growth rate of 5.0%
2 After planned disposals
3 Assuming Endesa’s shareholders reinvest cash received in GAS NATURAL shares at September 2nd 2005 price and assuming no adverse tax consequences of the sale of the Endesa’s shares
Very attractive transaction for the
shareholders³
of the New Group
GAS NATURAL + Endesa will maintain its “A” credit rating target
Evolution of earnings per share (EPS)
(estimate)
1.5
3
2006E 2007E 2008E 2009E
New Group Gas Natural Endesa

Attractive dividend policy
The New Group will adopt an attractive dividend policy¹,
consistent with the “A” credit rating target
Additionally, all future capital gains resulting from the sale of non-
energy assets will be distributed as dividends
Payout of 52-55% in 2008
DPS increase by a minimum of 15% per annum
for the 2006-2009 period
Note:
1 Subject to shareholder approval and any other legal requirements

Summary of the tender offer for Endesa

Free float
63.1%
La Caixa
14.7%
Repsol YPF
13.2%
Caja Madrid
5.7%
Other²
3.4%
GAS NATURAL + Endesa
shareholder structure after the offer¹
Unique opportunity to participate in a Spanish
integrated gas and electricity project
Endesa shareholders
57%
GAS NATURAL shareholders
43%
Creation of a Spanish integrated
energy leader
Clear strategic rationale for the
combination, based on the gas
and power convergence
Sizeable synergies
Attractive dividend policy
Benefits for consumers and the
general public
Notes:
1 Assuming 100% acceptance
2 Includes Hisusa and Caixa Catalunya, considered as strategic/long term investors

All the regulatory and administrative
hurdles have been passed
Spanish
antitrust
authorities
Regulated activities (Function XIV)
National
Energy
Commission
The EC confirmed that the jurisdiction on
competition matters belonged to Spain
European
antitrust
authorities
Golden Share
Secretary
General of
Energy
Nov 05
The combination GAS NATURAL–Endesa
was approved by the Council of
Ministers
Feb 06
Nov 05
Dic 05
Spanish offer/prospectus approved
CNMV
US prospectus (F-4) declared effective
SEC (USA)
Feb 06
Mar 06
Note: The offer and therefore the processing of any action related to the offer, and the performance of the agreement between Gas Natural and Iberdrola are currently suspended, following the injunction granted by the Madrid
Mercantile Court Nº3.

Lawsuit regarding notification to the European Commission
Appeal to Luxembourg's Court of First Instance
Appeal regarding the CNE decisions
Appeal regarding the CNMV decision
Appeal regarding the Council of Ministers decisions
Lawsuit for financial assistance
Lawsuit regarding US tender offer
Lawsuit regarding the agreement with Iberdrola

14 Despite the numerous obstacles set up by Endesa to date Note: Summary, for illustrative purposes, of the main legal and administrative actions launched by Endesa

Endesa’s Board of Directors decision to post
the €1,000 million bond has an impact on both
tender offers
Posting the bond has an adverse impact
on the shareholders of the companies
involved, and particularly on the
shareholders of Endesa and GAS
NATURAL
The objective is to stop, delay and
eventually cause both tender offers for
Endesa to disappear
Endesa’s Board of Directors intends to
continue using litigation to prevent its
shareholders from deciding on the offers
The Court’s decision on the merits of
Endesa’s lawsuit could take approximately
year
Endesa’s share price performance since the
Court ruling of 21 March 2006
In the days following the order for temporary injunction, Endesa’s shareholders suffered a value loss of approximately €1,000 million
26.0
26.2
26.4
26.6
26.8
27.0
27.2
27.4
27.6
27.8
21/03/06 23/03/06 25/03/06 27/03/06 29/03/06 31/03/06
Source: Datastream

Benefits for consumers and the general interest

A transaction with benefits for consumers
and the general public in the markets where
we operate
Strengthens Spain’s security of energy supply through a
stronger position in the international markets
Investment commitment that will allow the improvement of
the quality of power supply to clients
Improvement of the sector’s competition situation in Spain

Security of supply in Spain
Gas procurement in Spain
Source: CNE natural gas monthly statistical bulletin, February 2006
European markets supplied mainly
through piped gas from Russia and
the Northern Sea.
Spanish market mainly supplied by
LNG from the north of Africa and
Middle East.
Limited connection capacity by gas
pipeline with the rest of Europe.
European gas network
Fuente: E.ON
Algeria
42%
Persian Gulf
20%
Nigeria
15%
Egypt
10%
Norway
6%
Other
7%
LNG
66%
GN
34%
Brindisi
Cartagena
Bilbao
Huelva
Lisboa
Madrid
Athens
Fos-sur-Mer
La Spezia
Córdoba
Ferrol
Montoir
Paris
London
Dublin
Brugge
Brussels
Rome
Rovigo
Krk
Marmara
Ereglisi
Bucharest
Belgrade
Sophia
Vienna
Prague
Berlin
Wilhelmshaven
Copenhagen
Stockholm
Oslo
Karsto
Kollsnes
Berne
Helsinki
St Petersburg
Barcelona
Valencia
Current gas pipeline
Planned or under
construction gas
pipeline
Gas flow direction
LNG plant in operation
LNG plant planned /
under construction

Investments to improve quality of service
Expected investments by GAS NATURAL + Endesa in
Spain (estimate 2006-2009)
~ 4,700
~ 6,300
~ 140
> 11,000
Distribution Generation Reinvested
distribution
synergies¹
Total
Source: GAS NATURAL estimates
Notes:
1 Up to 70 million euro per year estimated for 2008 and 2009
Total investment
of c.€17.5 bn through
2009.
Over 60% earmarked
to improve distribution
and generation in
Spain.
Transfer of synergies
arising from
distribution network
overlap to clients
through reinvestment.
Benefits for consumers

Increasing effective competition in the
generation market
Source:       REE data and Gas Natural estimates. Mainland installed capacity
1 Range refers to potential asset disposals scenarios: 1,200MW CCGT and/or Hydro
2 Includes Endesa, GAS NATURAL, Iberdrola, HidroCantábrico, Unión Fenosa and Viesgo
Generation mix
in Spain²
GAS NATURAL + Endesa
after disposals¹
Endesa
Combined generation mix 2006E
28%
27%
18%
12%
9%
6%
16%
25% - 28%
19%
21% - 23%
13%
4%
18%
27%
12%
22%
13%
8%
Coal Hydro Nuclear CCGT Renewables Fuel
The rebalancing of the generation mix and the planned asset disposals are expected to enhance competition in the sector

Improving competition in the gas market
Natural gas distribution
(customer connections)
1,2
New Group
Disposals II
(0.25 million)
NaturCorp
Disposals I
(1.25 million)
Source: CNE. Natural gas statistics monthly bulletin. February 2006
Notes:
1      Including distribution companies’ liberalised customers
2      Including regulatory asset disposals as per the Council of Ministers
Creation of two new operators in
the gas distribution market
The New Group will have a
approximately 60% market share in
distribution
Liquidity increase in the gas
procurement market as volume
equivalent to the gas imported by
Endesa in 2005, as well as part of
the gas from Algeria (Sagane I), is
released for a three-year period
Disposal of Endesa’s gas supply
business

Considerations regarding European electricity market

The European electricity market is not a reality
Electricity interconnection capacity is insufficient
Electricity prices are not homogenous
The liberalisation of the different markets advances at different speeds
The European Commission has stated that the minimum conditions required for the existence of a single European market are not in place
The single European market depends on these problems
being solved
There are multiple asymmetries among countries in terms of
sector regulation, taxation, state ownership, etc.

Under construction/completed
Under consideration
No new construction
Interconnection capacity
between Spain and the rest
of Europe is 3-4% of total
electricity production in
Spain
Interconnection among European markets
The European electricity market is not a
reality yet
Source: European Commission, “Towards an efficient internal energy market”, November 2005

c. €/KWh
Italy
Germany
Ireland
Norway
Holland
Belgium
EU
Austria
France
Spain
United Kingdom
Sweden
Greece

25 0 2 4 6 8 10 12 14 16 Competitive landscape in the European electricity market Source: Eurostat, domestic tariffs as of 1 July 2005, excluding taxes Electricity tariffs in Europe

Markets with higher tariffs have lagged behind
in the liberalisation process
Liberalisation (electricity supplier switching rate for
households and SMEs)
Source: European Commission “Towards an efficient internal energy market”, November 2005
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
50%